EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report: Supplementary Report - a proposal for the acquisition of Golan Telecom Ltd.

Further to the Company's immediate report with respect to a process for the sale of Golan Telecom Ltd. ("Golan"), and with respect to a conditional offer for the acquisition of Golan submitted by Pelephone Communications Ltd., the Company's subsidiary ("Pelephone"), the Company hereby reports that Pelephone received a notice from Golan's representative, according to which Pelephone's offer wasn't accepted and that Golan have selected another offer.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.